OUR INTEGRATED VALUE CHAIN

Our integrated value chain is at the heart of our differentiated value proposition. We continue to improve our coal-to-liquids and gas-to-liquids processes, to ensure safe, reliable and efficient operations with a lower environmental impact.



Gas engine power plant
Lower-carbon electricity
Allows us the capacity to cumulatively generate up to 71% of our total internal electricity requirements in South Africa.
OWN FEEDSTOCKS
Natural gas
Reforming
GAS-TO-LIQUIDS (GTL) PROCESS
SASOL SLURRY PHASE DISTILLATE (SASOL SPD™ PROCESS)
Low temperature
Light hydro-carbons
Wax
Hydrocarbon feedstocks
Coal
Sasol Fixed Bed Dry Bottom Gasification (Sasol® FBDB™)
COAL-TO-LIQUIDS (CTL) PROCESS
SASOL ADVANCED SYNTHOL™ REACTOR (SAS™)
High temperature
Gas and chemical components
Light hydro-carbons
PURCHASED FEEDSTOCKS
Crude oil and liquids
Paraffin and wax from crude oil
Europe
US
Wax
LAB, alcohols
LAB
Ethane
US
ETHANE CRACKER
Ethylene also sold directly to market
Ethylene
Europe

This excludes our joint ventures.

10 **Sasol** Integrated Report 2016

Who we are
How we create value
Our strategic business context
Our governance
Our performance review
Additional information

Our products

We produce bulk fuel and chemical commodities as well as high value-add or differentiated products. We supply mainly to industries, but also directly to consumers in South Africa through our fuel products retail business. We export coal to international power generation customers. Our third product stream is lower-carbon electricity, produced for our own consumption or sold into the Southern African grids.


Electricity
Fuel components
Our GTL diesel is of ultra-high purity and therefore is ideal as a low-emission, premium grade fuel and as a blend stock for upgrading conventional derived diesels.
Refine and blend
Chemical intermediates from the FT process are separated, purified and, together with conventional chemical raw materials, converted into a range of final products.
Gas and Chemical components
Chemical processes
Coal gasification produces co-products for recovery and beneficiation.
Co-products
Recovery and beneficiation
In the liquid fuels business, synthetic fuels components are upgraded and marketed together with conventional fuels produced in a refinery from crude oil.
Fuel components
Refine and blend
Crude oil refinery
Chemical processes
Natural gas
Electricity
Fuel products: GTL diesel; GTL naphtha; jet fuel components; LPG (liquid petroleum gas)
Wax products: candle wax; adhesives and polymers; personal care; Inks; paints and coatings; tyre and construction board; paraffin
Methane rich gas
Chemical products: alcohols; olefins, polymers; solvents, surfactants; co-monomers; methanol; ammonia
Co-products: fuel components; ammonia; tar acids; sulphur; green and calcinad coke; tars and pitch; explosives and fertilisers
Fuel products: petrol; diesel; LPG illuminating paraffin; bitumen; fuel oil; jet fuel
Export: coal
Fuel products: petrol; diesel; LPG; jet fuel; fuel oil; illuminating paraffin; crude oil
Wax products: candle wax; adhesives and polymers; personal care; inks, paints and coatings; tyre and construction board; paraffin
Range of products: detergent raw materials
Range of products: alcohols; surfactants; alumina and derivatives; polymers, olefins; ethoxylates; guerbet alcohols
MARKETING OF PRODUCTS

Sasol Integrated Report 2016 11